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                             August 12, 2020

       Stephen J. Barnard
       President and Chief Executive Officer
       Mission Produce, Inc.
       2500 E. Vineyard Avenue
       Suite 300
       Oxnard, CA 93036

                                                        Re: Mission Produce,
Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 3,
2020
                                                            CIK No. 1802974

       Dear Mr. Barnard:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A filed August 3, 2020

       Legal Proceedings, page 68

   1. We note your revised disclosure that you have been named as a defendant in a civil complaint that has been
filed which asserts that you violated certain wage and labor laws in California. If
material, please provide all of the information required by Item 103 of
                                                        Regulation S-K.
 Stephen J. Barnard
Mission Produce, Inc.
August 12, 2020
Page 2
Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended
April 30, 2020
Note 5. Equity Method Investees, Moruga Impairment, page F-8

2. We see that you determined the fair value of Moruga, Inc. using a combination of the market approach and the income approach. Please revise to provide all of the disclosures required by ASC 820-10-50-2 for non-recurring fair value measurements. In that regard, you should consider disclosing how you weighted the market and income approaches, the significant inputs used in the fair value measurement under both approaches, and quantitative information about any significant unobservable inputs used in the fair value measurement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kristin Lochhead at (202) 551-3664 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202)
551-3758 with any other questions.



FirstName LastNameStephen J. Barnard                         Sincerely,
Comapany NameMission Produce, Inc.
                                                             Division of
Corporation Finance
August 12, 2020 Page 2                                       Office of Life
Sciences
FirstName LastName